UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 2, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On December 2, 2024, Music Licensing, Inc. (OTC: SONG) released the following press release:

“Music Licensing, Inc. (OTC: SONG) Announces Additional Royalty Payment from Listerine® Intellectual Property Stake, $36 Million to $250 Million Acquisition Targets for 2025, and Strategic Investor Relations Initiatives

Naples, FL, Dec. 02, 2024 (GLOBE NEWSWIRE) -- Music Licensing, Inc. (OTC: SONG) (“the Company”) is pleased to announce the receipt of another royalty payment from its intellectual property stake in Listerine® Antiseptic Mouthwash. This payment highlights the strength of the Company’s royalty-generating assets and supports its ambitious plans for strategic growth in 2025.

The Company has set acquisition targets ranging from $36 million to $250 million for 2025, focusing on high-quality intellectual property assets with strong and consistent revenue potential. Jake P. Noch Family Office, LLC, an entity affiliated with Jake P. Noch, Chairman and CEO of Music Licensing, Inc., will fund these acquisitions by paying directly for the underlying assets. Due to regulatory requirements under the court-approved 3(a)(10) exemption, Jake P. Noch Family Office, LLC cannot provide direct cash payments to Music Licensing, Inc., ensuring compliance with all applicable rules.

The acquisitions will occur in tranches ranging from $25,000 to several million USD. This structured approach is designed to create a highly diversified portfolio, mitigating liquidity risks commonly associated with alternative assets and supporting long-term stability and growth for the Company.

“Our ongoing royalty payments from the Listerine® stake demonstrate the reliability of our intellectual property investment strategy,” said Jake P. Noch, CEO of Music Licensing, Inc. “Through a compliant funding structure and a disciplined acquisition strategy, we are focused on building a robust and diversified portfolio to enhance shareholder value.”

Jake P. Noch Family Office, LLC plans to commence funding for these acquisitions once it realizes approximately $24 million USD in reimbursements and salary owed under the court-approved 3(a)(10) arrangement. These funds are expected to be secured through block trades executed via an institutional execution firm capable of sourcing block liquidity. This approach minimizes market impact and ensures orderly deployment of capital to facilitate Music Licensing, Inc.’s acquisition goals.

In addition to its acquisition and funding strategies, Music Licensing, Inc. is taking steps to enhance its investor relations outreach in the coming months. These initiatives include:

●	Engaging in sponsored research reports and sponsored analyst coverage to increase visibility among investors.

●	Participating in investor conferences to showcase the Company’s strategy and performance to institutional and retail investors.

●	Conducting additional regulatory-permitted investor targeting outreach to improve engagement and communication with the investment community.

“As we grow, we recognize the importance of keeping our investors informed and engaged,” added Noch. “By stepping up our investor relations efforts, we aim to ensure that the market has a clear understanding of our strategy, performance, and potential. These initiatives are a vital part of our commitment to transparency and shareholder value creation.”

The Company is also actively reviewing the business model of its wholly owned subsidiary, Pro Music Rights. In 2025, Music Licensing, Inc. may consider restructuring Pro Music Rights to improve operational efficiency and align with evolving market dynamics, further strengthening its position in the intellectual property sector.

“Pro Music Rights has been a cornerstone of our portfolio, and we are committed to ensuring its continued success,” said Noch. “By evaluating its current business model, we aim to identify opportunities to optimize its operations and maximize its contribution to our overall growth.”

Music Licensing, Inc. remains dedicated to providing regular updates on its acquisition strategy, investor relations efforts, and strategic initiatives as part of its ongoing commitment to transparency and shareholder engagement.

About Music Licensing, Inc. (OTC: SONG) (ProMusicRights.com)

Music Licensing, Inc. (OTC: SONG), also known as Pro Music Rights, is a diversified holding company and the fifth public performance rights organization (PRO) formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works by notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBagg Yo, Larry June, Trae Pound, Sauce Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Trauma Tone, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Chingy, Lil Gnar, 3OhBlack, Curren$y, Fall Out Boy, Money Man, Dej Loaf, Lil Uzi Vert, and countless others, as well as artificial intelligence (A.I.) created music.

Additionally, Music Licensing, Inc. (OTC: SONG) owns royalty stakes in Listerine “Mouthwash” Antiseptic and musical works by artists such as The Weeknd, Justin Bieber, Kanye West, Elton John, Mike Posner, blackbear, Lil Nas X, Lil Yachty, DaBaby, Stunna 4 Vegas, Miley Cyrus, Lil Wayne, XXXTentacion, Jeremih, Ty Dolla $ign, Eric Bellinger, Ne-Yo, MoneyBagg Yo, Halsey, Desiigner, DaniLeigh, Rihanna, and numerous others.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication.

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc”

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: December 2, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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